Exhibit 99.1

MiX Telematics Announces Financial Results for Fourth Quarter and Full Fiscal Year 2017

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.4124 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2017.

Highlights:

Fourth quarter fiscal 2017:

  Net subscriber additions of 16,700
  Subscription revenue of R322 million ($24 million), ahead of guidance
  Adjusted EBITDA of R87 million ($7 million), representing a 22% Adjusted EBITDA margin
  Operating profit of R41 million ($3 million), representing a 10% margin
  Net cash from operating activities of R129 million ($10 million)

Fiscal year 2017:

  Net subscriber additions of over 55,800 bringing the total to over 622,000 subscribers at March 31, 2017, an increase of 10% year over year
  Subscription revenue of R1,240 million ($92 million), ahead of guidance
  Adjusted EBITDA of R302 million ($22 million), representing a 20% margin and ahead of guidance. Reported Adjusted EBITDA margins have improved over the course of fiscal 2017 and were as follows: Q1 2017 15.9%, Q2 2017 18.0%, Q3 2017 21.9% and Q4 2017 22.3%.
  Operating profit of R138 million ($10 million), representing a 9% margin
  Net cash from operating activities of R324 million ($24 million)

MIDRAND, South Africa--(BUSINESS WIRE)--May 25, 2017--MiX Telematics Limited (NYSE:MIXT, JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its fourth quarter and for its full fiscal year 2017, which ended March 31, 2017.

"Our fourth quarter marked a strong end to the year. MiX’s ability to exceed expectations was driven by ongoing strength across the portfolio globally which resulted in a return to double digit subscription revenue growth on a constant currency basis,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “During fiscal 2017, the company reached an inflection point in regards to margin accretion, particularly as MiX is moving out of a heavy investment cycle into a phase where we are starting to enjoy the returns on these investments. We are scaling the overall operations and have entered fiscal 2018 with very good momentum. We expect a year of strong subscription revenue growth and margin expansion, and looking forward we are confident in our ability to execute our strategic initiatives to achieve our targeted adjusted EBITDA margin of 30% over the long term.”

Financial performance for the three months ended March 31, 2017

Subscription revenue: Subscription revenue was R321.7 million ($24.0 million), an increase of 4.8% compared with R307.1 million ($22.9 million) for the fourth quarter of fiscal 2016. Double digit subscription revenue was achieved on a constant currency basis. Subscription revenue benefited from an increase of over 55,800 subscribers, which resulted in an increase in subscribers of 9.9% from March 2016 to March 2017.

Total revenue: Total revenue was R391.4 million ($29.2 million), an increase of 1.9% compared to R384.0 million ($28.6 million) for the fourth quarter of fiscal 2016. Hardware and other revenue was R69.7 million ($5.2 million), a decrease of 9.4% compared to R76.9 million ($5.7 million) for the fourth quarter of fiscal 2016.

Gross margin: Gross profit was R265.0 million ($19.8 million), as compared to R285.0 million ($21.3 million) for the fourth quarter of fiscal 2016. Gross profit margin was 67.7%, compared to 74.2% for the fourth quarter of fiscal 2016. As reported in our previous results announcements for the first three quarters of fiscal 2017, infrastructure costs have increased due to the Company commencing its transition from legacy data centers, where we owned certain equipment, towards cloud-based infrastructure and services. This transition also supports the roll out of our new back-end platform, MiX Lightning, and new products such as Journey Management, Hours of Service and MiX Go, which we expect to drive increased ARPU as well as accelerated subscriber growth. In the fourth quarter of fiscal 2016 hardware margins were higher than those achieved in the fourth quarter of fiscal 2017. These margins vary according to the geographic origin of the sale and the distribution channels through which the hardware revenue was generated.

Operating margin: Operating profit was R40.9 million ($3.1 million), compared to R45.7 million ($3.4 million) for the fourth quarter of fiscal 2016. Operating profit margin was 10.5%, compared to 11.9% for the fourth quarter of fiscal 2016. Despite the 6.5% decline in the gross profit margin described above the operating profit margin only declined by 1.4% as a result of strict cost management which has been implemented as management progress towards achieving accelerated growth in Adjusted EBITDA margins.

In the fourth quarter of fiscal 2017 administration and other costs included restructuring costs of R15.0 million ($1.1 million) as a result of restructuring plans implemented in both the Europe and the Middle East and Australasia segments. The Company expects the related cost savings and resultant operating profit margin improvement to take effect in the first quarter of fiscal 2018.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R87.1 million ($6.5 million) compared to R77.6 million ($5.8 million) for the fourth quarter of fiscal 2016. Adjusted EBITDA margin, a non-IFRS measure, for the fourth quarter of fiscal 2017 was 22.3%, compared to 20.2% for the fourth quarter of fiscal 2016.

Profit for the period and earnings per share: Profit for the period was R31.2 million ($2.3 million), compared to R13.8 million ($1.0 million) in the fourth quarter of fiscal 2016. Profit for the period includes a net foreign exchange loss of R5.1 million ($0.4 million) before tax, primarily relating to U.S. Dollar cash reserves which are sensitive to R:$ exchange rate movements. A net foreign exchange loss of R27.9 million ($2.1 million), also primarily relating to U.S. Dollar cash reserves was incurred in the fourth quarter of fiscal 2016.

Earnings per diluted ordinary share were 5 South African cents, compared to 2 South African cents in the fourth quarter of fiscal 2016. For the fourth quarter of fiscal 2017, the calculation was based on diluted weighted average ordinary shares in issue of 568.2 million compared to 760.6 million diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2016. The diluted weighted average ordinary shares in issue during the fourth quarter of fiscal 2017 were lower than in the fourth quarter of fiscal 2016 primarily as a result of the repurchase of 200.8 million ordinary shares during the second quarter of fiscal 2017.

The Company's effective tax rate for the quarter was 15.0% in comparison to 29.6% in the fourth quarter of fiscal 2016. During the fourth quarter of fiscal 2017 the Group recognized a deferred tax asset of R5.3 million ($0.4 million) in respect of a portion of the available tax losses in the Europe segment. These tax losses were incurred in prior years. An ongoing improvement in the region's results has resulted in this deferred tax asset being recognized in respect of the future utilization of the historical tax loss considered probable at period end. The recognition of this deferred tax asset reduced the Company's effective tax rate in the quarter by 14.5%.

On a U.S. Dollar basis, and using the March 31, 2017 exchange rate of R13.4124 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.3 million, or 10 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R30.0 million ($2.2 million), compared to R28.8 million ($2.1 million) in the fourth quarter of the 2016 fiscal year. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 5 South African cents, compared to 4 South African cents in the fourth quarter of fiscal 2016.

On a U.S. Dollar basis, and using the March 31, 2017 exchange rate of R13.4124 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $2.2 million, or 10 U.S. cents per diluted ADS, compared to $2.1 million, or 7 U.S. cents per diluted ADS in the fourth quarter of fiscal 2016.

Statement of financial position and cash flow: At March 31, 2017, the Company had R375.8 million ($28.0 million) of cash and cash equivalents, compared to R877.1 million ($65.4 million) at March 31, 2016. The decline in cash and cash equivalents is mainly attributable to the repurchase of 200.8 million ordinary shares which resulted in a cash outflow of R473.7 million ($35.3 million) during the second quarter of fiscal 2017.

The Company generated R129.0 million ($9.6 million) in net cash from operating activities for the three months ended March 31, 2017 and invested R75.0 million ($5.6 million) in capital expenditures during the quarter, including investments in in-vehicle devices, leading to free cash flow of R54.0 million ($4.0 million) for the fourth quarter of fiscal 2017, compared with free cash flow of R31.0 million ($2.3 million) for the fourth quarter of fiscal 2016.

Financial performance for the fiscal year ended March 31, 2017

Subscription revenue: Subscription revenue increased to R1,239.9 million ($92.4 million), up 7.1% from R1,158.2 million ($86.4 million) for fiscal 2016. Subscription revenue benefited from an increase of over 55,800 subscribers since the end of fiscal 2016, which resulted in an increase in subscribers of 9.9% from March 2016 to March 2017.

Total revenue: Total revenue for fiscal 2017 was R1,540.1 million ($114.8 million), an increase of 5.1% compared to R1,465.0 million ($109.2 million) for fiscal 2016. Hardware and other revenue was R300.1 million ($22.4 million), compared to R306.8 million ($22.9 million) for fiscal 2016, constituting a decrease of 2.2% year on year.

Gross margin: Gross profit for fiscal 2017 was R1,041.3 million ($77.6 million), an increase compared to R1,025.7 million ($76.5 million) for fiscal 2016. Gross profit margin was 67.6%, down from 70.0% for fiscal 2016. As reported above, increased infrastructure costs due to the Company commencing its transition from legacy data centers, where we owned equipment, towards cloud-based infrastructure and services have been the most significant contributor to the lower gross margin in fiscal 2017.

Operating margin: Operating profit for fiscal 2017 was R137.9 million ($10.3 million), compared to R139.1 million ($10.4 million) posted in fiscal 2016. The operating profit margin for fiscal 2017 was 9.0%, compared to the 9.5% posted in fiscal 2016. The decline in the gross profit margin of 2.4% described above was offset by strict cost management which has resulted in the operating profit margin decline being limited to 0.5%. Fiscal 2017 sales and marketing costs represented 11.8% of revenue compared to 13.9% of revenue in fiscal 2016, which are aligned with our estimates contained in our Form 20-F for the fiscal year ended March 31, 2016, where we advised that in future periods we expected these costs to remain relatively constant as a percentage of revenue i.e.11% to 12% of revenue.

Adjusted EBITDA: Adjusted EBITDA was R301.6 million ($22.5 million) compared to R277.2 million ($20.7 million) for fiscal 2016. The Adjusted EBITDA margin for fiscal 2017 was 19.6%, compared with the 18.9% in fiscal 2016.

Profit for the year and earnings per share: Profit for fiscal 2017 was R121.4 million ($9.1 million), compared to R182.5 million ($13.6 million) in fiscal 2016. Profit for the year includes a net foreign exchange gain of R1.5 million ($0.1 million) before tax. During the fiscal 2016 year, a net foreign exchange gain of R144.0 million ($10.7 million) was recorded which included R143.6 million ($10.7 million) relating to a foreign exchange gain on U.S. Dollar cash reserves.

Earnings per diluted ordinary share were 19 South African cents, compared to 23 South African cents in fiscal 2016. For fiscal 2017, the calculation was based on diluted weighted average ordinary shares in issue of 631.8 million, compared to 783.4 million diluted weighted average ordinary shares in issue during fiscal 2016. The diluted weighted average ordinary shares in issue during fiscal 2017 were lower than in fiscal 2016 due to the weighted average impact of both the repurchase of 40.0 million ordinary shares in fiscal 2016 and the repurchase of 200.8 million ordinary shares during the second quarter of fiscal 2017.

The Company's effective tax rate for fiscal 2017 was 18.1% in comparison to 36.9% in fiscal 2016.

Adjusted earnings for the year and adjusted earnings per share: Adjusted earnings for fiscal 2017, a non-IFRS measure, was R104.7 million ($7.8 million), compared to R87.6 million ($6.5 million) in fiscal 2016. Adjusted earnings per diluted ordinary share were 17 South African cents, compared to 11 South African cents in fiscal 2016.

On a U.S. Dollar basis, and using the March 31, 2017 exchange rate of R13.4124 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for fiscal 2017 was $7.8 million, or 31 U.S. cents per diluted ADS, compared to $6.5 million, or 21 U.S. cents per diluted ADS in fiscal 2016.

Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 28.7% compared to 40.1% in fiscal 2016. The recognition of the deferred tax asset in respect of historical tax losses in the Europe segment of R5.3 million ($0.4 million) and a R9.7 million ($0.7 million) benefit from Section 11D research and development allowances, as described in the financial tables, reduced the effective tax rate by 10.2%.

Cash flow: The Company generated R323.6 million ($24.1 million) in net cash from operating activities for fiscal 2017 and invested R295.5 million ($22.0 million) in capital expenditures during the period, leading to free cash flow of R28.0 million ($2.1 million) for fiscal 2017, compared with negative free cash flow of R1.4 million ($0.1 million) for fiscal 2016.

Capital expenditure payments increased by R53.7 million ($4.0 million) in fiscal 2017 compared to fiscal 2016 due to increased investments in both development costs and in-vehicle devices.

The Company utilized R519.6 million ($38.7 million) in financing activities, compared to R223.2 million ($16.6 million) utilized during fiscal 2016. The cash utilized in financing activities in fiscal 2017 includes the repurchase of 200.8 million ordinary shares which resulted in a cash outflow of R473.7 million ($35.3 million) and dividends paid of R53.0 million ($3.9 million). In fiscal 2016, the cash utilized in financing activities included share repurchases of R123.8 million ($9.2 million) and dividends paid of R107.2 million ($8.0 million).

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Segment commentary for the fiscal year ended March 31, 2017

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the Group), the margin generated by our Central Services Organization (“CSO”), net of any unrealized inter-company profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices ("RSOs").

CSO continues as a central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. CSO's operating expenses are not allocated to each RSO.

Each RSO's results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate costs allocations.

For further information in this regard please refer to note 3 of the Group financial results for the fiscal year ended March 31, 2017.

Segment	Subscription Revenue Fiscal 2017 R'000	% change on prior year	Total Revenue Fiscal 2017 R'000	Adjusted EBITDA Fiscal 2017 R'000	% change on prior year	Adjusted EBITDA Margin Fiscal 2017

Africa	772,224	8.6%	859,169	344,077	7.4%	40.0%
	The subscriber base has grown by 11.2% since March 31, 2016. This resulted in subscription revenue growth of 8.6% which was the primary driver of revenue growth in the segment. Total revenue increased by 6.3%. The region reported an Adjusted EBITDA margin of 40% which is consistent with the margin achieved in the 2016 fiscal year.
Europe	113,223	2.7%	177,331	52,369	48.1%	29.5%
	The region's subscriber base grew by 6.9% since March 31, 2016 and, in constant currency, subscription revenue growth was 8.9%. Total revenue increased on a constant currency basis by 16.0% due to higher hardware revenues compared to fiscal 2016. The revenue growth resulted in a 48.1% increase in Adjusted EBITDA. The region reported an Adjusted EBITDA margin of 29.5%, an improvement of 7.7% from fiscal 2016.
Americas	121,462	5.2%	160,419	26,804	821.7%	16.7%
	The region's subscriber base declined by 0.2% since March 31, 2016 due to customer fleet size contraction mainly in the oil and gas vertical in the first half of fiscal 2017. Despite this contraction, constant currency subscription revenue growth was 3.2% as subscription revenue was assisted by the market's preference for bundled deals across new and existing customers. Total revenue grew by 0.2% on a constant currency basis. In fiscal 2017 the region reported an Adjusted EBITDA margin of 16.7% compared to a margin of 1.9% in fiscal 2016. The improvement is primarily due to stringent cost control measures, which have been implemented due to the economic climate in the oil and gas sector which resulted in subscriber contraction in fiscal 2016 and the first half of fiscal 2017. In the second half of fiscal 2017 trading conditions in the oil and gas sector have improved and as a consequence the subscriber base grew by 11.4% during this period.
Middle East and Australasia	199,474	(1.3%)	304,450	91,149	(15.0%)	29.9%

The region's subscriber base grew by 2.5% from March 31, 2016 while subscription revenue declined by 4.2% on a constant currency basis. The overall decline in subscription revenue is attributable to economic headwinds experienced by the segment, due to its primary focus being on the mining and oil and gas sectors. Total revenue in constant currency declined by 5.9% as hardware revenue was also lower than in fiscal 2016. The region reported an Adjusted EBITDA margin of 29.9%, compared to the fiscal 2016 Adjusted EBITDA margin of 34.2%. During the fourth quarter of fiscal 2017 management have implemented restructuring plans in the Middle East and Australasia segment which are expected to drive increased Adjusted EBITDA margins in this region going forward.

Brazil	32,653	80.8%	37,811	9,394	386.5%	24.8%
	Subscribers increased by 40.3% since March 31, 2016 and subscription revenue, on a constant currency basis, increased by 63.0%, due to an increase in the number of bundled subscriptions. On a constant currency basis, total revenue increased by 47.4%. The segment reported Adjusted EBITDA of R9.4 million in fiscal 2017, at an Adjusted EBITDA margin of 24.8%, compared to fiscal 2016 Adjusted EBITDA of R1.9 million which represented an Adjusted EBITDA margin of 8.3%.
Central Services Organization	878	(22.4%)	878	(127,828)	(12.7%)	—
	CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.2154 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at May 22, 2017.

Based on information as of today, May 25, 2017, the Company is issuing the following financial guidance for the full 2018 fiscal year:

  Subscription revenue - R1,401 million to R1,421 million ($106.0 million to $107.5 million), which would represent subscription revenue growth of 13.0% to 14.6% compared to fiscal 2017.
  Total revenue - R1,632 million to R1,662 million ($123.5 million to $125.8 million), which would represent revenue growth of 6.0% to 7.9% compared to fiscal 2017.
  Adjusted EBITDA - R364 million to R383 million ($27.5 million to $29.0 million), which would represent Adjusted EBITDA growth of 20.7% to 27.0% compared to fiscal 2017.
  Adjusted earnings per diluted ordinary share of 18.2 to 20.2 South African cents based on a weighted average of 571 million diluted ordinary shares in issue, and based on an effective tax rate of 28.0% to 31.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 34 to 38 U.S. cents.

For the first quarter of fiscal 2018 the Company expects subscription revenue to be in the range of R331 million to R336 million ($25.0 million to $25.4 million) which would represent subscription revenue growth of 8.2% to 9.8% compared to the first quarter of fiscal 2017.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2018 fiscal year of R13.8000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on May 25, 2017 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-877-857-6177 (within the United States) or 0 800 982 293 (within South Africa) or 1-719-325-4773 (outside of the United States). The conference ID is 6590202.
  A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 6590202.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 622,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the first quarter and full year of fiscal 2018, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption "Risk Factors" in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2016, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Headline Earnings

Headline earnings per share is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

Constant currency and US Dollar financial information

Financial information presented in United States Dollars (“U.S. Dollars” and “$”) and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand (“R”) at the exchange rate of R13.4124 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2017.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The constant currency information has been determined by adjusting the current financial reporting year’s results to the prior year’s average exchange rates, determined as the average of the monthly exchange rates applicable to the year. The measurement has been performed for each of the Group’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior year results.

This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’s financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. An assurance report has been prepared and issued by our auditors, PricewaterhouseCoopers Inc., in respect of the pro forma financial information included in this announcement that is available at the registered office of the Company. The reporting on the pro forma financial information by PricewaterhouseCoopers Inc. has not been carried out in accordance with the auditing standards generally accepted in the United States ("U.S.") and accordingly should not be relied upon by U.S. Investors as if it had been carried out in accordance with those standards or any other standards besides the South African requirements mentioned above.

Sponsor

Java Capital

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Revenue	1,540,058	1,465,021	114,823	109,229
Cost of sales	(498,785)	(439,305)	(37,188)	(32,754)
Gross profit	1,041,273	1,025,716	77,635	76,475
Other income/(expenses) - net	426	1,244	32	93
Operating expenses	(903,837)	(887,876)	(67,388)	(66,198)
-Sales and marketing	(181,601)	(203,767)	(13,540)	(15,192)
-Administration and other charges	(722,236)	(684,109)	(53,848)	(51,006)
Operating profit	137,862	139,084	10,279	10,370
Finance income/(costs) - net	10,391	150,327	775	11,208
-Finance income	16,068	152,164	1,198	11,345
-Finance costs	(5,677)	(1,837)	(423)	(137)
Profit before taxation	148,253	289,411	11,054	21,578
Taxation	(26,812)	(106,920)	(1,999)	(7,972)
Profit for the year	121,441	182,491	9,055	13,606

Attributable to:
Owners of the parent	121,458	182,989	9,056	13,643
Non-controlling interests	(17)	(498)	(1)	(37)
	121,441	182,491	9,055	13,606

Earnings per share
-basic (R/$)	0.19	0.24	0.01	0.02
-diluted (R/$)	0.19	0.23	0.01	0.02

Earnings per American Depositary Share (Unaudited)
-basic (R/$)	4.82	5.90	0.36	0.44
-diluted (R/$)	4.81	5.84	0.36	0.44

Ordinary shares ('000)(1)
-in issue at March 31	563,435	759,138	563,435	759,138
-weighted average	629,626	775,139	629,626	775,139
-diluted weighted average	631,819	783,414	631,819	783,414

Weighted average American Depositary Shares ('000)(1) (Unaudited)
-in issue at March 31	22,537	30,366	22,537	30,366
-weighted average	25,185	31,006	25,185	31,006
-diluted weighted average	25,273	31,337	25,273	31,337

(1) Excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group (March 2016: 40,000,000).

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Profit for the year	121,441	182,491	9,055	13,606
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(80,870)	90,665	(6,030)	6,760
- Attributable to owners of the parent	(80,820)	90,784	(6,026)	6,769
- Attributable to non-controlling interests	(50)	(119)	(4)	(9)
Taxation relating to components of other comprehensive income	(59)	(2,466)	(4)	(184)
Other comprehensive (loss)/income for the year, net of tax	(80,929)	88,199	(6,034)	6,576
Total comprehensive income for the year	40,512	270,690	3,021	20,182

Attributable to:
Owners of the parent	40,579	271,307	3,026	20,228
Non-controlling interests	(67)	(617)	(5)	(46)
Total comprehensive income for the year	40,512	270,690	3,021	20,182

MIX TELEMATICS LIMITED
HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	121,458	182,989	9,056	13,643
Adjusted for:
Loss on disposal of property, plant and equipment and intangible assets	262	208	20	16
Impairment of intangible assets	3,166	2,871	236	214
(Reversal of impairment)/impairment of property, plant and equipment	(791)	1,905	(59)	142
Non-controlling interest effects on the above components	8	(244)	1	(18)
Income tax effect on the above components	(661)	2	(50)	*
Headline earnings attributable to owners of the parent	123,442	187,731	9,204	13,997
Headline earnings
Headline earnings per share
-basic (R/$)	0.20	0.24	0.01	0.02
-diluted (R/$)	0.20	0.24	0.01	0.02

Headline earnings per American Depositary Share (Unaudited)
-basic (R/$)	4.90	6.05	0.37	0.45
-diluted (R/$)	4.88	5.99	0.36	0.45

* Amount less than $1,000.

MIX TELEMATICS LIMITED
ADJUSTED EARNINGS
Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Profit for the year attributable to owners of the parent	121,458	182,989	9,056	13,643
Net foreign exchange gains	(1,476)	(144,038)	(110)	(10,739)
Income tax effect on the above component	(15,307)	48,647	(1,141)	3,627
Adjusted earnings attributable to owners of the parent	104,675	87,598	7,805	6,531

Adjusted earnings
Adjusted earnings per share
-basic (R/$)	0.17	0.11	0.01	0.01
-diluted (R/$)	0.17	0.11	0.01	0.01

Adjusted earnings per American Depositary Share (Unaudited)
-basic (R/$)	4.16	2.83	0.31	0.21
-diluted (R/$)	4.14	2.80	0.31	0.21

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	294,120	235,584	21,929	17,565
Intangible assets	881,900	846,851	65,753	63,139
Finance lease receivable	22	167	2	12
Deferred tax assets (note 14)	28,130	30,005	2,097	2,237
Total non-current assets	1,204,172	1,112,607	89,781	82,953

Current assets
Inventory (note 6)	26,449	64,489	1,972	4,808
Trade and other receivables	260,576	293,045	19,428	21,849
Finance lease receivable	140	984	10	73
Taxation (note 14)	26,302	8,886	1,961	663
Restricted cash	13,268	21,134	989	1,576
Cash and cash equivalents	375,782	877,136	28,018	65,397
Total current assets	702,517	1,265,674	52,378	94,366
Total assets	1,906,689	2,378,281	142,159	177,319

EQUITY
Stated capital	854,345	1,320,955	63,698	98,488
Other reserves	(4,370)	74,262	(324)	5,538
Retained earnings	594,514	526,082	44,326	39,224
Equity attributable to owners of the parent	1,444,489	1,921,299	107,700	143,250
Non-controlling interest	(1,558)	(1,491)	(118)	(113)
Total equity	1,442,931	1,919,808	107,582	143,137

LIABILITIES
Non-current liabilities
Deferred tax liabilities (note 14)	100,067	120,981	7,461	9,020
Provisions	1,833	3,514	137	262
Total non-current liabilities	101,900	124,495	7,598	9,282

Current liabilities
Trade and other payables (note 12)	309,110	282,647	23,046	21,073
Borrowings	—	1,103	—	82
Taxation (note 14)	4,521	2,795	337	208
Provisions (note 12)	28,778	31,059	2,146	2,316
Bank overdraft	19,449	16,374	1,450	1,221
Total current liabilities	361,858	333,978	26,979	24,900
Total liabilities	463,758	458,473	34,577	34,182
Total equity and liabilities	1,906,689	2,378,281	142,159	177,319
Net cash (note 7)	356,333	859,659	26,568	64,094
Net asset value per share (R/$)	2.56	2.53	0.19	0.19
Net tangible asset value per share (R/$)	1.00	1.42	0.07	0.11

Capital expenditure
-incurred	289,418	252,734	21,578	18,843
-authorized but not spent	132,836	119,375	9,904	8,900

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,	March 31,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	377,115	293,808	28,117	21,906
Net finance income received	9,057	6,105	675	455
Taxation paid	(62,601)	(59,479)	(4,667)	(4,435)
Net cash generated from operating activities	323,571	240,434	24,125	17,926

Cash flows from investing activities
Capital expenditure payments	(295,523)	(241,860)	(22,034)	(18,033)
Proceeds on sale of property, plant and equipment and intangible assets	369	633	28	47
Acquisition of business, net of cash acquired	—	(18,000)	—	(1,342)
Deferred consideration paid	(1,103)	(1,361)	(82)	(101)
Decrease in restricted cash	6,951	19,346	518	1,442
Increase in restricted cash	(3,588)	(8,472)	(268)	(632)
Net cash used in investing activities	(292,894)	(249,714)	(21,838)	(18,619)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,072	7,722	527	576
Share repurchase (note 8)	(473,682)	(123,760)	(35,317)	(9,227)
Dividends paid to Company's owners	(52,966)	(107,150)	(3,949)	(7,989)
Repayment of borrowings	—	(41)	—	(3)
Net cash used in financing activities	(519,576)	(223,229)	(38,739)	(16,643)
Net decrease in cash and cash equivalents	(488,899)	(232,509)	(36,452)	(17,336)

Net cash and cash equivalents at the beginning of the year	860,762	927,415	64,177	69,146
Exchange (losses)/gains on cash and cash equivalents	(15,530)	165,856	(1,158)	12,367
Net cash and cash equivalents at the end of the year	356,333	860,762	26,567	64,177

FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	323,571	240,434	24,125	17,926
Capital expenditure payments	(295,523)	(241,860)	(22,034)	(18,033)
Free cash flow	28,048	(1,426)	2,091	(107)

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2017
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at March 31, 2015 (Audited)	1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572

Total comprehensive income	—	88,318	182,989	271,307	(617)	270,690
Profit for the year	—	—	182,989	182,989	(498)	182,491
Other comprehensive income	—	88,318	—	88,318	(119)	88,199

Total transactions with owners	(116,038)	7,838	(107,254)	(215,454)	—	(215,454)
Shares issued in relation to share options exercised	7,722	—	—	7,722	—	7,722
Share-based payment	—	7,838	—	7,838	—	7,838
Dividends declared	—	—	(107,254)	(107,254)	—	(107,254)
Share repurchase	(123,760)	—	—	(123,760)	—	(123,760)

Balance at March 31, 2016 (Audited)	1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808

Total comprehensive income	—	(80,879)	121,458	40,579	(67)	40,512
Profit for the year	—	—	121,458	121,458	(17)	121,441
Other comprehensive loss	—	(80,879)	—	(80,879)	(50)	(80,929)

Total transactions with owners	(466,610)	2,247	(53,026)	(517,389)	—	(517,389)
Shares issued in relation to share options exercised	7,072	—	—	7,072	—	7,072
Share-based payment	—	2,247	—	2,247	—	2,247
Dividends declared (note 9)	—	—	(53,026)	(53,026)	—	(53,026)
Share repurchase (note 8)	(473,682)	—	—	(473,682)	—	(473,682)

Balance at March 31, 2017 (Audited)	854,345	(4,370)	594,514	1,444,489	(1,558)	1,442,931

MIX TELEMATICS LIMITED
SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED MARCH 31, 2017
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings		Total	Non- controlling interest	Total equity

Balance at March 31, 2015 (Unaudited)	107,139	(1,631)	33,577		139,085	(67)	139,018

Total comprehensive income	—	6,585	13,643		20,228	(46)	20,182
Profit for the year	—	—	13,643		13,643	(37)	13,606
Other comprehensive income	—	6,585	—		6,585	(9)	6,576

Total transactions with owners	(8,651)	584	(7,996)		(16,063)	—	(16,063)
Shares issued in relation to share options exercised	576	—	—		576	—	576
Share-based payment	—	584	—		584	—	584
Dividends declared	—	—	(7,996)		(7,996)	—	(7,996)
Share repurchase	(9,227)	—	—		(9,227)	—	(9,227)

Balance at March 31, 2016 (Unaudited)	98,488	5,538	39,224		143,250	(113)	143,137

Total comprehensive income	—	(6,030)	9,056		3,026	(5)	3,021
Profit for the year	—	—	9,056		9,056	(1)	9,055
Other comprehensive loss	—	(6,030)	—		(6,030)	(4)	(6,034)

Total transactions with owners	(34,790)	168	(3,954)		(38,576)	—	(38,576)
Shares issued in relation to share options exercised	527	—	—		527	—	527
Share-based payment	—	168	—		168	—	168
Dividends declared (note 9)	—	—	(3,954)		(3,954)	—	(3,954)
Share repurchase (note 8)	(35,317)	—	—	—	(35,317)	—	(35,317)

Balance at March 31, 2017 (Unaudited)	63,698	(324)	44,326		107,700	(118)	107,582

NOTES TO SUMMARY CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

The summary consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act applicable to summary financial statements. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the consolidated financial statements from which the summary consolidated financial statements were derived are in terms of International Financial Reporting Standards and are consistent with those accounting policies applied in the preparation of the previous consolidated annual financial statements, unless otherwise stated.

The summary consolidated financial statements do not include all the information and disclosures required in the financial statements and should be read in conjunction with the Group’s financial statements for the year ended March 31, 2017, which have been prepared in accordance with IFRS.

The Group has adopted all the new, revised or amended accounting pronouncements as issued by the International Accounting Standards Board (IASB) which were effective for the Group from April 1, 2016, none of which had a material impact on the Group.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these summary consolidated financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.4124 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2017. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’s financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. An assurance report has been prepared and issued by our auditors, PricewaterhouseCoopers Inc., in respect of the pro forma financial information included in this announcement that is available at the registered office of the Company. The reporting on the pro forma financial information by PricewaterhouseCoopers Inc. has not been carried out in accordance with the auditing standards generally accepted in the U.S. and accordingly should not be relied upon by U.S. investors as if it had been carried out in accordance with those standards or any other standards besides the South African requirements mentioned above.

The Group’s summary consolidated financial statements were prepared under the supervision of the Interim Group Chief Financial Officer, P Dell CA(SA). The results were made available on May 25, 2017.

2. Independent audit

The summary consolidated financial statements (excluding the commentary, pro forma financial information presented in U.S. Dollars, basic and diluted earnings and basic and diluted headline earnings information relating to American Depository Shares, the free cash flow reconciliation to net cash generated from operating activities and the disclosure included in notes 5 and 15 (relating to subscriber numbers) and the Unaudited Group financial results for the quarter ended March 31, 2017 hereinafter defined as audited summary consolidated financial statements, for the year ended March 31, 2017 have been derived from the audited consolidated financial statements. The directors of MiX Telematics Limited take full responsibility for the preparation of the summary consolidated financial statements and that the financial information has been correctly derived from the underlying audited consolidated financial statements. These audited summary consolidated financial statements for the year ended March 31, 2017 have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The auditor also expressed an unmodified opinion on the financial statements from which these audited summary consolidated financial statements were derived.

A copy of the auditor’s report on the audited summary consolidated financial statements and of the auditor’s report on the consolidated financial statements are available for inspection at MiX Telematics Limited’s registered office, together with the financial statements identified in the respective auditor’s reports.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from MiX Telematics Limited’s registered office.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

The chief operating decision maker ("CODM") reviews the segment results on an integral margin basis as defined by management. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the CODM), the margin generated by CSO, net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our RSOs. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO is a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each RSO's results therefore reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. Segment assets are not disclosed as segment information is not reviewed on such a basis by the CODM.

SUMMARY SEGMENTAL ANALYSIS

South African Rand	Subscription	Hardware and	Total	Adjusted
Figures are in thousands unless otherwise stated	revenue	other revenue	revenue	EBITDA

Year ended March 31, 2017 (Audited)
Regional Sales Offices
Africa	772,224	86,945	859,169	344,077
Europe	113,223	64,108	177,331	52,369
Americas	121,462	38,957	160,419	26,804
Middle East and Australasia	199,474	104,976	304,450	91,149
Brazil	32,653	5,158	37,811	9,394
Total Regional Sales Offices	1,239,036	300,144	1,539,180	523,793
Central Services Organization	878	—	878	(127,828)
Total Segment Results	1,239,914	300,144	1,540,058	395,965
Corporate and consolidation entries	—	—	—	(94,352)
Total	1,239,914	300,144	1,540,058	301,613

South African Rand	Subscription	Hardware and	Total	Adjusted
Figures are in thousands unless otherwise stated	revenue	other revenue	revenue	EBITDA

Year ended March 31, 2016 (Audited)
Regional Sales Offices
Africa	711,208	96,699	807,907	320,466
Europe	110,251	51,736	161,987	35,359
Americas	115,413	41,527	156,940	2,908
Middle East and Australasia	202,163	111,764	313,927	107,279
Brazil	18,063	5,066	23,129	1,931
Total Regional Sales Offices	1,157,098	306,792	1,463,890	467,943
Central Services Organization	1,131	—	1,131	(113,403)
Total Segment Results	1,158,229	306,792	1,465,021	354,540
Corporate and consolidation entries	—	—	—	(77,325)
Total	1,158,229	306,792	1,465,021	277,215

SUMMARY SEGMENTAL ANALYSIS

United States Dollar	Subscription	Hardware and	Total	Adjusted
Figures are in thousands unless otherwise stated	revenue	other revenue	revenue	EBITDA

Year ended March 31, 2017 (Unaudited)
Regional Sales Offices
Africa	57,575	6,482	64,057	25,654
Europe	8,442	4,780	13,222	3,905
Americas	9,056	2,905	11,961	1,998
Middle East and Australasia	14,872	7,827	22,699	6,796
Brazil	2,435	384	2,819	700
Total Regional Sales Offices	92,380	22,378	114,758	39,053
Central Services Organization	65	—	65	(9,530)
Total Segment Results	92,445	22,378	114,823	29,523
Corporate and consolidation entries	—	—	—	(7,034)
Total	92,445	22,378	114,823	22,489

United States Dollar	Subscription	Hardware and	Total	Adjusted
Figures are in thousands unless otherwise stated	revenue	other revenue	revenue	EBITDA

Year ended March 31, 2016 (Unaudited)
Regional Sales Offices
Africa	53,026	7,210	60,236	23,893
Europe	8,220	3,857	12,077	2,636
Americas	8,605	3,096	11,701	217
Middle East and Australasia	15,073	8,333	23,406	7,998
Brazil	1,347	379	1,726	144
Total Regional Sales Offices	86,271	22,875	109,146	34,888
Central Services Organization	83	—	83	(8,455)
Total Segment Results	86,354	22,875	—	26,433
Corporate and consolidation entries	—	—	—	(5,765)
Total	86,354	22,875	109,229	20,668

4. Reconciliation of Adjusted EBITDA to Profit for the year
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Adjusted EBITDA	301,613	277,215	22,489	20,668
Add:
Decrease in restructuring costs provision	—	333	—	25
Reversal of impairment (1)	791	—	59	—
Less:
Depreciation (2)	(98,508)	(75,037)	(7,345)	(5,594)
Amortization (3)	(44,734)	(47,586)	(3,335)	(3,548)
Impairment (4)	(3,166)	(4,776)	(236)	(355)
Share-based compensation costs	(3,311)	(5,820)	(247)	(434)
Equity-settled share-based compensation costs	(2,247)	(7,838)	(168)	(584)
Cash-settled share-based compensation costs	(1,064)	2,018	(79)	150
Net loss on sale of property, plant and equipment and intangible assets	(262)	(208)	(20)	(16)
Increase in restructuring costs provision (5)	(14,561)	—	(1,086)	—
Transaction costs arising from investigating strategic alternatives	—	(5,037)	—	(376)
Operating profit	137,862	139,084	10,279	10,370
Add: Finance income/(costs) - net	10,391	150,327	775	11,208
Less: Taxation	(26,812)	(106,920)	(1,999)	(7,972)
Profit for the year	121,441	182,491	9,055	13,606

(1)

The reversal of impairment of R0.8 million ($0.06 million) relates to in-vehicle devices in the Brazil segment. The improvement in trading conditions in the Brazil segment resulted in the re-assessment of its recoverable amount in fiscal 2017. In fiscal 2017 the assessment indicated that the recoverable amount was higher than its carrying value which led to the aforementioned impairment reversal. A 1% increase in the discount rate or 5% decrease in the cash flows utilized in the value in use calculation would have resulted in an impairment of R2.7 million ($0.2 million) or R0.5 million ($0.04 million), respectively, rather than the reversal recorded.

(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).

(3)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

(4)

Asset impairments relate to the impairment of capitalized product development costs of R2.6 million ($0.2 million) in the Africa segment and R0.5 million ($0.04 million) in the CSO segment. In 2016, includes R2.9 million ($0.2 million) impairment of in-house software and R1.9 million ($0.1 million) related to in-vehicle devices.

(5)	Restructuring costs incurred are described in note 12.

5. Reconciliation of Adjusted EBITDA margin to Profit for the year margin

	Year ended	Year ended
	March 31,	March 31,
	2017	2016
	Unaudited	Unaudited

Adjusted EBITDA margin	19.6%	18.9%
Add:
Decrease in restructuring costs provision	—	0.0%
Reversal of impairment	0.1%	—

Less:
Depreciation	(6.4%)	(5.1%)
Amortization	(3.0%)	(3.3%)
Impairment	(0.2%)	(0.3%)
Share-based compensation costs	(0.2%)	(0.4%)
Equity-settled share-based compensation costs	(0.1%)	(0.5%)
Cash-settled share-based compensation costs	(0.1%)	0.1%
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)
Increase in restructuring costs provision	(0.9%)	—
Transaction costs arising from investigating strategic alternatives	—	(0.3%)
Operating profit margin	9.0%	9.5%
Add: Finance income/(costs) - net	0.7%	10.3%
Less: Taxation	(1.8%)	(7.3%)
Profit for the year margin	7.9%	12.5%

6. Inventory

The decline in the inventory balance is primarily attributable to a shift towards bundled deals, in terms of which the related hardware and accessories are accounted for as uninstalled in-vehicle devices under property, plant and equipment.

7. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

8. Specific Share Repurchase from related party

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.18) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $35.3 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No. 71 of 2008, at which point the transaction was accounted for in terms of IFRS. The repurchase was implemented on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company.

The financial effect of the transaction is as follows:

	Year ended	Year ended
	March 31,	March 31,
	2017	2017
	South African Rand	United States Dollar
	Audited	Unaudited

Aggregate repurchase consideration	473,955	35,337
Impact of discounting related to the fiscal 2017 share repurchase transaction	(3,222)	(240)
Transaction costs capitalized	2,949	220
Total share repurchase cost	473,682	35,317

9. Dividends

During fiscal 2016 the Board decided to reintroduce the Company’s policy of paying regular dividends. Dividend payments are currently considered on a quarter-by-quarter basis.

The following dividends were declared by the Company in fiscal 2017 (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal 2016, a dividend of R15.2 million ($1.1 million) was declared on May 24, 2016 and paid on June 20, 2016. Using shares in issue of 761,337,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share.
  In respect of the first quarter of fiscal year 2017, a dividend of R15.3 million ($1.1 million) was declared on August 4, 2016 and paid on August 29, 2016. Using shares in issue of 763,087,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share.
  In respect of the second quarter of fiscal year 2017, a dividend of R11.3 million ($0.8 million) was declared on November 3, 2016 and paid on November 28, 2016. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.1 U.S. cents per share.
  In respect of the third quarter of fiscal year 2017, a dividend of R11.2 million ($0.8 million) was declared on February 2, 2017 and paid on February 27, 2017. Using shares in issue of 563,434,240 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.1 U.S. cents per share.

The following dividends were declared by the Company in fiscal 2016:

  In respect of the 2015 fiscal year, a dividend of R61.5 million ($4.6 million) was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 8 South African cents and 0.6 U.S. cents per share.
  In respect of the first quarter of fiscal year 2016 which ended on June 30, 2015, a dividend of R15.4 million ($1.1 million) was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 2 South African cents and 0.1 U.S. cents per share.
  In respect of the second quarter of fiscal year 2016 which ended on September 30, 2015, a dividend of R15.3 million ($1.1 million) was declared on November 5, 2015 and paid on November 30, 2015. Using shares in issue of 764,140,181 (excluding 30,334,819 treasury shares), this equated to a dividend of 2 South African cents and 0.1 U.S. cents per share.
  In respect of the third quarter of fiscal year 2016 which ended on December 31, 2015, a dividend of R15.1 million ($1.1 million) was declared on February 4, 2016 and paid on February 29, 2016. Using shares in issue of 755,137,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents and 0.1 U.S. cents per share.

10. Fair values of financial assets and liabilities measured at amortized cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, bank overdrafts and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

11. Contingencies

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R48.4 million ($3.6 million). No loss is considered probable under this arrangement.

12. Provisions and trade and other payables

Provisions

During March 2017, restructuring plans were implemented by the Europe and Middle East and Australasia segments. The total cost of the restructuring plans is expected to approximate R15.0 million ($1.1 million). These costs consist of estimated staff costs in respect of affected employees. By March 31, 2017, R2.7 million ($0.2 million) of the expected restructuring costs had been incurred and the remaining provision of R11.5 million ($0.9 million) is expected to be fully utilized over the next 12 months.

Trade and other payables

The increase in trade and other payables is primarily attributable to an increase in accruals of R20.8 million ($1.6 million) relating to employee and third party costs.

13. Change in estimate of useful lives of product development costs capitalized

During fiscal 2017 the CSO segment extended the useful lives of certain projects where on average the useful lives were increased from 4.9 years to 7.5 years. The extension of the useful lives resulted in a R9.0 million ($0.7 million) reduction in the product development amortization expense relative to what it would have been in fiscal 2017 had the change not occurred. R2.0 million ($0.1 million), R1.4 million ($0.1 million), R1.6 million ($0.1 million), R1.2 million ($0.1 million), R0.9 million ($0.1 million), R0.9 million ($0.1 million), R0.8 million ($0.1 million) and R0.2 million ($0.01 million) of this amortization reduction is expected to be charged to the income statement in the 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 fiscal years, respectively.

14. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R18.2 million ($1.4 million) in respect of S11D deductions, of which R9.7 million ($0.7 million) was recognized in the current financial year. R15.4 million ($1.1 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at March 31, 2017.

Deferred tax asset on assessed loss

During fiscal 2017 the Group raised a deferred tax asset of R5.3 million ($0.4 million) in respect of a portion of the tax losses available in the Europe segment. These tax losses were incurred in prior years. Since fiscal 2015, the entity started returning to profitability resulting in a re-assessment of its ability to utilize the tax losses and the recognition of a deferred tax asset for a portion thereof.

Taxation receivable

The taxation receivable includes amounts due of R14.9 million ($1.1 million) in respect of S11D tax incentives at March 31, 2017.

Deferred tax liability

The decline in the deferred tax liability is primarily as a result of the effect of exchange rate movements.

15. Other operating and financial data
	South African Rand		United States Dollar
	Year ended	Year ended	Year ended	Year ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Audited	Audited	Unaudited	Unaudited

Subscription revenue	1,239,914	1,158,229	92,445	86,355
Adjusted EBITDA	301,613	277,215	22,489	20,668
Cash and cash equivalents	375,782	877,136	28,018	65,397
Net cash	356,333	859,659	26,568	64,094
Capital expenditure incurred	289,418	252,734	21,579	18,843
Property, plant and equipment expenditure	170,010	167,387	12,676	12,480
Intangible asset expenditure	119,408	85,347	8,903	6,363
Total development costs incurred	142,112	115,902	10,596	8,642
Development costs capitalized	78,020	58,869	5,817	4,390
Development costs expensed within administration and other charges	64,092	57,033	4,779	4,252
Subscribers (Line unaudited)	622,062	566,177	622,062	566,177

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	13.41	14.83
-average	14.06	13.78
South African Rand: British Pound
-closing	16.75	21.31
-average	18.42	20.63

The Group’s functional and presentation currency is South African Rand. The strengthening of the closing rate of the South African Rand against the functional currencies of the Group’s foreign operations contributed significantly to the decrease in assets and liabilities and the resulting foreign currency translation reserve reduction of R80.9 million ($6.0 million) since March 31, 2016.

16. Changes to the Board

With effect from June 1, 2016, Ian Jacobs was appointed as an independent non-executive director to the Board of Directors.

With effect from August 18, 2016, Mark Lamberti and George Nakos (non-executive alternate director to Mark Lamberti) resigned from the Board of Directors in accordance with the terms of the specific repurchase of shares from Imperial Corporate Services (note 8).

With effect from October 3, 2016, Robin Frew was appointed Chairman of the Board of Directors. Richard Bruyns, the outgoing Chairman, remained on the Board and was appointed to the new role of Lead Independent non-executive Director. Richard Bruyns has also taken on the role of Chairman of the Remuneration and Nomination Committee.

With effect from February 9, 2017, Paul Dell was appointed to the Board of Directors as Interim Group Chief Financial Officer of the Company. Paul Dell replaced Megan Pydigadu who tendered her resignation as Group Chief Financial Officer and member of the Board on November 15, 2016 to pursue a new career opportunity in a non-competitive industry.

17. Changes to the Company Secretary

With effect from January 3, 2017, Java Capital Trustees and Sponsors Proprietary Limited resigned as company secretary to the Company and Jennifer de Vos was appointed as the new company secretary.

With effect from May 17, 2017, Jennifer de Vos resigned as company secretary to the Company and Java Capital Trustees and Sponsors Proprietary Limited was appointed as the new company secretary on an interim basis with immediate effect, until a new company secretary is appointed.

18. Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2017 and up to the date of this report, not otherwise dealt with herein.

Share Buy Back

Shareholders are advised that the MiX Telematics Board has approved, on May 23, 2017, a share repurchase programme of up to R270 million ($20.1 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares ("ADSs"). The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase programme may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the programme. The repurchase programme will be funded out of existing cash resources.

The repurchase programme will extend from May 29, 2017 unless and until discontinued by the Directors or the date when the R270 million ($20.1 million) limit is exhausted. Any repurchases effected under the share repurchase programme will be in accordance with the general authority granted by special resolution of the Company’s shareholders passed at the Company’s annual general meeting held on September 14, 2016. Subject to the passing of a special resolution at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will continue to be effected under the general authority granted by shareholders at that meeting. Should the special resolution, granting the general authority to repurchase shares, not be passed at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will end on September 20, 2017.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices and in accordance with the Company's insider trading policy. With respect to repurchases of ADSs on the New York Stock Exchange, the Company will effect such transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. In accordance with JSE listing rules, repurchases effected on the JSE will be at a price not greater than 10% above the volume weighted average trading price of the Company’s shares on the JSE over the five business days immediately preceding any particular repurchase.

Any repurchases made are subject to the Company performing the solvency and liquidity tests required by the Companies Act in South Africa.

Dividend declared

On May 23, 2017 the board declared in respect of the fourth quarter of fiscal 2017 which ended on March 31, 2017, a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on June 19, 2017.

Details of Dividend Declared
The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Monday, June 12, 2017
Securities trade ex dividend	Tuesday, June 13, 2017
Record date	Thursday, June 15, 2017
Payment date	Monday, June 19, 2017

Share certificates may not be dematerialized or rematerialized between Tuesday, June 13, 2017 and Thursday, June 15, 2017, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  with effect from February 22, 2017, the local dividends tax rate increased from 15% to 20%;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.6 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 603,434,240 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Monday, June 12, 2017
Record date	Thursday, June 15, 2017
Approximate date of currency conversion	Monday, June 19, 2017
Approximate dividend payment date	Monday, June 19, 2017

Annual general meeting

The annual general meeting of shareholders of MiX Telematics Limited will be held at Matrix Corner, Howick Close, Waterfall Park, Midrand, Johannesburg on Wednesday, September 20, 2017 at 11:30 a.m. (South African time). For South African shareholders, the last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday, September 12, 2017 and the record date for voting purposes is Friday, September 15, 2017.

Taxation

As advised in our March 2016 Annual Report on Form 20-F as filed with the SEC, the Group's effective tax rate may be impacted by certain non-deductible/(non-taxable) foreign exchange movements. This has had a significant impact on our tax rate in fiscal 2017. The impact of these foreign exchange movements and related tax effects is shown below:

South African Rand	Year ended March 2017			Year ended March 2016
	Unaudited			Unaudited

		Foreign			Foreign
	Profit for	exchange	Adjusted	Profit for	exchange	Adjusted
	the period	gains	earnings	the period	gains	earnings

Profit before tax	148,253	(1,476)	146,777	289,411	(144,038)	145,373
Taxation	(26,812)	(15,307)	(42,119)	(106,920)	48,647	(58,273)
Profit after tax	121,441	(16,783)	104,658	182,491	(95,391)	87,100

Attributable to:
Owners of the parent	121,458	(16,783)	104,675	182,989	(95,391)	87,598
Minority Interest	(17)	—	(17)	(498)	—	(498)
	121,441	(16,783)	104,658	182,491	(95,391)	87,100

Effective tax rate	18.1%	—	28.7%	36.9%	—	40.1%

United States Dollar	Year ended March 2017			Year ended March 2016
	Unaudited			Unaudited

		Foreign			Foreign
	Profit for	exchange	Adjusted	Profit for	exchange	Adjusted
	the period	gains	earnings	the period	gains	earnings

Profit before tax	11,054	(110)	10,944	21,578	(10,739)	10,839
Taxation	(1,999)	(1,141)	(3,140)	(7,972)	3,627	(4,345)
Profit after tax	9,055	(1,251)	7,804	13,606	(7,112)	6,494

Attributable to:
Owners of the parent	9,056	(1,251)	7,805	13,643	(7,112)	6,531
Minority Interest	(1)	—	(1)	(37)	—	(37)
	9,055	(1,251)	7,804	13,606	(7,112)	6,494

Effective tax rate	18.1%	—	28.7%	36.9%	—	40.1%

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate is 11.4% lower than fiscal 2016.

For and on behalf of the board:

R Frew	SB Joselowitz
Midrand
May 24, 2017

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	391,427	384,024	29,184	28,632
Cost of sales	(126,384)	(98,977)	(9,423)	(7,380)
Gross profit	265,043	285,047	19,761	21,252
Other income/(expenses) - net	(136)	471	(10)	35
Operating expenses	(223,994)	(239,861)	(16,701)	(17,883)
-Sales and marketing	(35,260)	(55,503)	(2,629)	(4,138)
-Administration and other charges	(188,734)	(184,358)	(14,072)	(13,745)
Operating profit	40,913	45,657	3,050	3,404
Finance income/(costs) - net	(4,142)	(26,110)	(309)	(1,947)
-Finance income	1,790	2,210	133	165
-Finance costs	(5,932)	(28,321)	(442)	(2,112)
Profit before taxation	36,771	19,547	2,741	1,457
Taxation	(5,525)	(5,785)	(412)	(431)
Profit for the period	31,246	13,762	2,329	1,026

Attributable to:
Owners of the parent	31,246	13,922	2,329	1,038
Non-controlling interests	*	(160)	—	(12)
	31,246	13,762	2,329	1,026

Earnings per share
-basic (R/$)	0.06	0.02	#	#
-diluted (R/$)	0.05	0.02	#	#
Earnings per American Depositary Share
-basic (R/$)	1.39	0.46	0.10	0.03
-diluted (R/$)	1.37	0.46	0.10	0.03
Adjusted earnings per share
-basic (R/$)	0.05	0.04	#	#
-diluted (R/$)	0.05	0.04	#	#
Adjusted earnings per American Depositary Share
-basic (R/$)	1.33	0.95	0.10	0.07
-diluted (R/$)	1.32	0.95	0.10	0.07
Ordinary shares ('000)(1)
-in issue at March 31	563,435	759,138	563,435	759,138
-weighted average	563,435	755,940	563,435	755,940
-diluted weighted average	568,216	760,629	568,216	760,629
Weighted average American Depositary Shares ('000)(1)
-in issue at March 31	22,537	30,366	22,537	30,366
-weighted average	22,537	30,238	22,537	30,238
-diluted weighted average	22,729	30,425	22,729	30,425

# Amount less than $0.01.
* Amount less than R1,000.
(1) Excludes 40,000,000 treasury shares held by MiX Investments, a wholly owned subsidiary of the Group (March 2016: 40,000,000).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Financial results for the fourth quarter of fiscal year 2017

Further to the Group’s financial results for the year ended March 31, 2017, additional financial information in respect of the fourth quarter of fiscal year 2017 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period attributable to owners of the parent (note 3), a reconciliation of Adjusted EBITDA to profit for the period (note 4) and a reconciliation of Adjusted EBITDA margin to profit for the period margin (note 5) and other financial and operating data (note 6).

The accounting policies used in preparing the financial results for the fourth quarter of fiscal year 2017 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2016.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors. The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2017, which have been prepared in accordance with IFRS.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended March 31, 2017 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.4124 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at March 31, 2017. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reconciliation of adjusted earnings
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	31,246	13,922	2,329	1,038
Net foreign exchange losses	5,106	27,869	381	2,078
Income tax effect on the above component	(6,335)	(13,024)	(472)	(971)
Adjusted earnings attributable to owners of the parent	30,017	28,767	2,238	2,145

Adjusted earnings per share
-basic (R/$)	0.05	0.04	#	#
-diluted (R/$)	0.05	0.04	#	#

Adjusted earnings per American Depositary Share
-basic (R/$)	1.33	0.95	0.10	0.07
-diluted (R/$)	1.32	0.95	0.10	0.07

# Amount less than $0.01.

4. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	87,110	77,615	6,495	5,786
Add:
Reversal of impairment (1)	791	—	59	—
Less:
Depreciation (2)	(27,100)	(21,207)	(2,021)	(1,581)
Amortization (3)	(5,514)	(5,247)	(411)	(391)
Impairment (4)	(3,011)	(4,776)	(224)	(356)
Share-based compensation costs	3,746	(147)	279	(11)
Equity-settled share-based compensation costs(5)	3,746	(2,165)	279	(161)
Cash-settled share-based compensation costs	—	2,018	—	150
Net loss on sale of property, plant and equipment and intangible assets	(117)	(131)	(9)	(10)
Increase in restructuring costs provision(6)	(14,992)	(365)	(1,118)	(27)
Transaction costs arising from investigating strategic alternatives	—	(85)	—	(6)
Operating profit	40,913	45,657	3,050	3,404
Add: Finance income/(costs) - net	(4,142)	(26,110)	(309)	(1,947)
Less: Taxation	(5,525)	(5,785)	(412)	(431)
Profit for the period	31,246	13,762	2,329	1,026

(1)	The reversal of impairment relates to the reversal of impairment of in-vehicle devices of R0.8 million ($0.06 million) in the Brazil segment.
(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(3)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).
(4)	Includes impairment of capitalized product development costs of R2.6 million ($0.2 million) in the Africa segment and R0.4 million ($0.04 million) in the CSO segment.
(5)	The reversal of equity-settled share-based payment expense in the 4th quarter of fiscal 2017 is a result of share options forfeited by participants.
(6)

During March 2017, Europe and Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans is expected to be approximately R15.0 million ($1.1 million) which was recognized in profit and loss during the period.

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016
	Unaudited	Unaudited

Adjusted EBITDA margin	22.3%	20.2%
Add:
Reversal of impairment	0.2%	—
Less:
Depreciation	(6.9%)	(5.5%)
Amortization	(1.4%)	(1.4%)
Impairment	(0.8%)	(1.2%)
Share-based compensation costs	1.0%	(0.1%)
Equity-settled share-based compensation costs	1.0%	(0.6%)
Cash-settled share-based compensation costs	—	0.5%
Net loss on sale of property, plant and equipment and intangible assets	(0.1%)	(0.0%)
Increase in restructuring costs provision	(3.8%)	(0.1%)
Transaction costs arising from investigating strategic alternatives	—	(0.0%)
Operating profit margin	10.5%	11.9%
Add: Finance income/(costs) - net	(1.1%)	(6.8%)
Less: Taxation	(1.4%)	(1.5%)
Profit for the period margin	8.0%	3.6%

6. Other operating and financial data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	March 31,	March 31,	March 31,	March 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	321,708	307,095	23,986	22,896
Adjusted EBITDA	87,110	77,615	6,495	5,786
Cash and cash equivalents	375,782	877,136	28,018	65,397
Net cash	356,333	859,659	26,568	64,094
Capital expenditure incurred	81,617	77,357	6,085	5,768
Total development costs incurred	32,152	28,693	2,397	2,139
Development costs capitalized	17,268	12,136	1,287	905
Development costs expensed within administration and other charges	14,884	16,557	1,110	1,234
Subscribers	622,062	566,177	622,062	566,177

	Three months ended	Three months ended
	March 31,	March 31,
	2017	2016
	Unaudited	Unaudited

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	13.41	14.83
-average	13.23	15.82
South African Rand: British Pound
-closing	16.75	21.31
-average	16.38	22.33

7. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended March 31, 2017.

	South African Rand
	Three months ended
Figures are in thousands (Unaudited)
	March	December	September	June	March	December	September	June
	31,	28,	30,	30,	31,	31,	30,	30,
	2017	2016	2016	2016	2016	2015	2015	2015

Total development costs incurred	32,152	36,696	36,034	37,230	28,693	28,016	31,806	27,387
Development costs capitalized	17,268	20,415	21,028	19,309	12,136	16,308	18,892	11,533
Development costs expensed within administration and other charges	14,884	16,281	15,006	17,921	16,557	11,708	12,914	15,854

	United States Dollar
	Three months ended
Figures are in thousands (Unaudited)
	March	December	September	June	March	December	September	June
	31,	28,	30,	30,	31,	31,	30,	30,
	2017	2016	2016	2016	2016	2015	2015	2015

Total development costs incurred	2,397	2,736	2,687	2,776	2,139	2,089	2,372	2,042
Development costs capitalized	1,287	1,522	1,568	1,440	905	1,216	1,409	860
Development costs expensed within administration and other charges	1,110	1,214	1,119	1,336	1,234	873	963	1,182

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited

(Incorporated in the Republic of South Africa)

(Registration number: 1995/013858/06)

JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316

(“MiX Telematics” or “the Company” or “the Group”)

Registered office

Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors

RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, SR Bruyns* (Lead Independent Director), P Dell, I Jacobs*, CWR Tasker, AR Welton*

* Non-executive

Company secretary

Java Capital Trustees and Sponsors Proprietary Limited

Auditors

PricewaterhouseCoopers Inc.

Sponsor

Java Capital

May 25, 2017

CONTACT:
Investors:
Seth Potter
ICR for MiX Telematics
ir@mixtelematics.com
1-855-564-9835